

September 29, 2022

Yongxu Liu
Chief Executive Officer, President, Director, and Chairman
Shengfeng Development Limited
Shengfeng Building, No. 478 Fuxin East Road
Jin'an District, Fuzhou City
Fujian Province, People's Republic of China, 350001

>   **Re: Shengfeng Development Limited**
>   **Registration Statement on Form F-1**
>   **Filed September 9, 2022**
>   **File No. 333-267367**

Dear Mr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2022 letter.

<u>Registration Statement on Form F-1</u>

<u>Cover Page</u>

1. Disclosure on your cover page states that you currently expect the initial public offering price will be in the range of $4.00 to $5.00 per share. However, the registration statement fee exhibit appears to reflect a maximum price of $6.00 per share. Please revise or advise.

<u>Prospectus Summary</u>
<u>Consolidating Schedule, page 14</u>

2. We note your revisions in response to comment 6 and reissue the comment in part. Please revise to reflect the expense and amounts due to WFOE in the VIE column of your

condensed consolidating schedules.

3.   We note your response to comment 7, consistent with previous responses, that i) "Shengfeng Cayman formed a 100% owned subsidiary, Shengfeng HK, and Shengfeng HK formed a 100% owned subsidiary, Fujian Tianyu Shengfeng Logistics Co., Ltd (WFOE), without any monetary capitalization as part of the reorganization," and ii) "For the years ended December 31, 2021 and 2020, Shengfeng Cayman and Shengfeng HK had no capitalized equity investment nor any income from equity investment from their respective subsidiaries."

However, it remains unclear how the registrant, Shengfeng Development Limited, is able to present consolidated financial statements if there is no parent-subsidiary accounting based on equity ownership and control obtained through contractual arrangements between the parent company and its subsidiaries. Moreover, it does not appear that your response aligns with the diagram illustrating your corporate structure on page 8. Therefore, we continue to believe you should revise your consolidating schedules so that they accurately depict the separate financial statements of the parent company (i.e. Shengfeng Cayman), Shengfeng HK, WFOE, and the VIE, along with the applicable eliminations, that are necessary to derive the registrant's consolidated financial statements.

4.   Based on the comment above, it does not appear that your inter-company transactions table on pages 16 and 18 accurately reflect the transactions between and among the parent company, its subsidiaries, and the VIE. As such, please revise this disclosure as necessary.

Risks Relating to Doing Business in the PRC
China's economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government , page 36

5.   We note your revised disclosure in response to prior comment 14 stating that "PRC national laws shall not be applied in the Hong Kong Special Administrative Region except for those listed in the Basic Law. However, due to the uncertainty of the PRC legal system and changes in laws, regulations or policies, including how those laws, regulations or policies would be interpreted or implemented, and the national laws applicable in Hong Kong, the Basic Law might be revised in the future and thus [you] may face certain legal and operational risks associated with operating in the PRC." Please provide a brief summary of the PRC national laws listed in the Basic Law that apply to your operations in Hong Kong. Also, describe any Hong Kong laws or regulations that apply to your operations in Hong Kong, if material. Lastly, please revise your disclosure to directly state that the legal and operational risks associated with operating in the PRC also apply to your operations in Hong Kong, including those of Shengfeng HK.

Report of Independent Registered Public Accounting Firm, page F-2

6.   It appears that references to the audit of the consolidated balance sheet as of December 31, 2020 and to the consolidated statements of income and comprehensive income, changes in

shareholders' equity and cash flows for each of the years in the two year period ended December 31, 2021 were removed. Please request a revision from the independent registered public accounting firm as necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jingwen (Katherine) Luo, Esq,